SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per Share

(Title of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). T-Mobile International AG & Co KG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 721,536,738

	8.	Shared Voting Power 160,247,802

	9.	Sole Dispositive Power 721,536,738

	10.	Shared Dispositive Power 160,247,802

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,784,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 44.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deutsche Telekom AG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 721,536,738

	8.	Shared Voting Power 160,247,802

	9.	Sole Dispositive Power 721,536,738

	10.	Shared Dispositive Power 160,247,802

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,784,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 44.2%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”).  The principal executive office of the Issuer is: 4, Marksistskaya Street, Moscow 109147, Russian Federation.

Item 2.	Identity and Background.

This statement is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) T-Mobile International AG & Co KG, a limited partnership (Kommanditgesellschaft) organized under the laws of the Federal Republic of Germany (“T-Mobile International”), and (2) Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“DTAG”).  T-Mobile International’s business address is Kennedyallee 1-5, D-53175 Bonn, Germany and DTAG’s business address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany.  T-Mobile International is an indirect wholly owned subsidiary of DTAG.  T-Mobile International and DTAG are referred to herein as the “Reporting Persons.”  The Reporting Persons are principally engaged in the telecommunications business.

The name, business address, citizenship and present principal occupation or employment of each member of the Board of Management and Supervisory Board of each Reporting Person are set forth on Exhibit A hereto and are incorporated herein by reference.  Unless otherwise specified, each member of the Board of Management and Supervisory Board of each Reporting Person is a citizen of the Federal Republic of Germany.  During the last five years, neither of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Exhibit A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The acquisition of the Shares currently beneficially owned by the Reporting Persons was effected prior to the date of the Issuer’s public offering and the registration of the Shares under the Securities Exchange Act of 1934.  The funds used were obtained from the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

On March 12, 2003, T-Mobile International entered into a call option agreement (the “Call Option Agreement”) dated March 12, 2003 with Joint Stock Financial Corporation Sistema, a joint stock company organized under the laws of the Russian Federation (“Sistema”), under which Sistema was granted an option to purchase 199,332,614 Shares from T-Mobile International pursuant to the terms and conditions set forth in the Call Option Agreement (the “Option”).  In connection with the Option, T-Mobile International and Sistema entered into a shareholders’ agreement (the “Shareholders’ Agreement”) and an unwind agreement (the “Unwind Agreement”), both of which are dated March 12, 2003.  The Call Option Agreement, the Shareholders’ Agreement and the Unwind Agreement are attached hereto as Exhibits C, D and E, respectively, and are incorporated herein by reference.  The summary of certain provisions of the Call Option Agreement, the Shareholders’ Agreement and the Unwind Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

T-Mobile International also announced on March 12, 2003 its intention to sell up to 100,400,693 Shares from time to time on the open market (the “Market Sale”).  The timing and manner of this sale will depend on market conditions.  There can be no assurance as to whether or when the sale will be completed.  This report does not constitute an offer of any securities for sale.

The purpose of entering into the Call Option Agreement and the other related agreements was for T-Mobile International to realize proceeds from the sale of Shares of the Issuer.  As an incident to the proposed sales, T-Mobile International is to receive certain rights as a shareholder of the Issuer pursuant to the terms and conditions of the Shareholders’ Agreement.  The Shareholders’ Agreement becomes effective upon the earliest to occur of (i) effectuation of the transactions contemplated by the Unwind Agreement, (ii) Sistema’s exercise of the Option and (iii) September 30, 2003.  Pursuant to the Call Option Agreement, Sistema may exercise the Option within its sole discretion at any time up to and including September 30, 2003, with the purchase price, payable to T-Mobile International upon exercise of the Option, calculated under a formula based on the Euro equivalent of the weighted average closing price of the Issuer’s American Depositary Shares on the New York Stock Exchange for the periods of time set forth in the Call Option Agreement.

In connection with the Call Option Agreement and Shareholders’ Agreement, T-Mobile International also entered into an Unwind Agreement under which Invest-Svyaz-Holding Joint Stock Company, a closed joint stock company incorporated and organized under the laws of the Russian Federation (“ISH”), would be unwound as soon as practicable after March 12, 2003.  ISH holds 160,247,802 Shares, representing approximately an 8% holding in the Issuer.  T-Mobile International currently owns 49% of ISH, with the remainder owned by Sistema.

Upon the terms and conditions set forth in the Unwind Agreement, the Shares held by ISH will be spun off into two newly created Russian closed joint stock companies.  One of these two companies will be a subsidiary of T-Mobile International that will beneficially own 78,521,430 Shares, representing approximately a 3.9% holding in the Issuer.  The remaining 4.1% holding in the Issuer held by ISH prior to the effectuation of the transactions contemplated by the Unwind Agreement would be distributed to a new company owned by Sistema.

If the Market Sale is completed, the Option is exercised and the transactions contemplated by the Unwind Agreement are effectuated, T-Mobile International’s beneficial ownership of the Issuer would decline to approximately 25.1%.

As a condition to T-Mobile International’s agreeing to enter into the Call Option Agreement, T-Mobile International and Sistema entered into the Shareholders’ Agreement, pursuant to which T-Mobile International will have the ability to elect three of the seven members of the Issuer’s Board of Directors (or four of nine members in the event the Board of Directors is expanded) upon effectiveness of the Shareholders’ Agreement.  Pursuant to the terms and conditions of the Shareholders’ Agreement, the unanimous decision of the Issuer’s Board of Directors will be necessary to increase the charter capital of the Issuer or issue additional shares; to implement any measures that would dilute T-Mobile International’s shareholding in the Issuer; and to approve any acquisition the value of which represents 25% or more but less than 50% of the balance sheet value of the assets of the Issuer.  T-Mobile International also agreed, pursuant to the terms and conditions of the Shareholders’ Agreement, to vote its Shares together with Sistema in matters relating to an increase in the charter capital of the Issuer; any decision that would result in a dilution of T-Mobile International’s shareholding in the Issuer; any acquisition with a value exceeding 50% of the balance sheet value of assets of the Issuer; and any establishment of subsidiaries of the Issuer.  In the event T-Mobile International and Sistema do not reach a common position with respect to such matters, each party is required to vote its shares against any relevant resolution.  T-Mobile International will also have the exclusive right to nominate the director of finance of the Issuer, and will be granted certain preemptive and registration rights with respect to its Shares in accordance with the terms of the Shareholders’ Agreement.  T-Mobile International also agrees in the Shareholders’ Agreement that, until June 30, 2004, it will not sell, transfer, encumber or otherwise dispose of Shares if such action would result in T-Mobile not holding at least 25% plus one Share of the issued share capital of the Issuer.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described herein and applicable law.  Any action or actions the Reporting Persons might undertake in respect of their Shares will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).  As of the date hereof, T-Mobile International beneficially owned 881,784,540 Shares, which in the aggregate represented approximately 44.2% of the Shares outstanding based on the 1,993,326,138 Shares represented to be outstanding in the Call Option Agreement.  Subject to the terms of the Call Option Agreement, T-Mobile International has sole voting and dispositive power with respect to the 721,536,738 Shares it holds of record.  For purposes of this Schedule 13D, DTAG is also reported as having sole voting and dispositive power over such shares by virtue of its control over T-Mobile International.  As T-Mobile International’s sole shareholder, DTAG may be deemed to own all such Shares beneficially.

As of the date hereof, T-Mobile International owned a 49% shareholding in ISH.  As of that same date, ISH was the holder of 160,247,802 Shares, representing approximately an 8% holding in the Issuer.  The Articles of Association for ISH confer on T-Mobile International the right to appoint 50% of ISH’s directors, and effectively require the approval of T-Mobile International for the disposition by ISH of the Shares its holds.  As a result of these arrangements, T-Mobile International and DTAG may be deemed to have shared voting and dispositive power with respect to the Shares ISH holds.  T-Mobile International and DTAG may also be deemed to own such Shares beneficially.  Accordingly, the Shares held by ISH are included in items 7, 10 and 11 on pages 2 and 3 of this Schedule 13D.  Pursuant to the Unwind Agreement, the Shares held by ISH will be spun off into two newly created Russian closed joint stock companies as soon as practicable after March 12, 2003.  One of these two companies, NewCo 2 (as such term is defined in the Unwind Agreement), will be a subsidiary of T-Mobile International.  Upon the effectuation of the transactions described in the Unwind Agreement, NewCo2 will beneficially own 78,521,430 Shares, representing approximately a 3.9% stake in the Issuer.  The remaining 4.1% holding in the Issuer held by ISH prior to the effectuation of the transactions contemplated by the Unwind Agreement would be distributed to a new company owned by Sistema.

The Federal Republic of Germany (the “Federal Republic”), together with the Kreditanstalt für Wiederaufbau, a public-sector entity 80% owned by the Federal Republic, owned approximately 43% of DTAG’s shares at December 31, 2002.

To the best of the Reporting Persons’ knowledge, none of the persons set forth in Exhibit A beneficially owns any Shares.

The Reporting Persons may be deemed to be a group with Sistema, ISH, Vladimir P. Evtushenkov or VAST by virtue of the Call Option Agreement and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c).  Except for the Call Option Agreement and other related agreements described in Item 4, there have been no transactions in Shares by either Reporting Person or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A during the past 60 days.

(d). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Copies of the Call Option Agreement, the Shareholders’ Agreement and the Unwind Agreement are attached hereto as Exhibits C, D and E, respectively, and are incorporated herein by reference.  Other than the foregoing, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons set forth on Exhibit A have any agreements, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

	Exhibit A	Directors and Executive Officers of the Reporting Persons

	Exhibit B	Joint Filing Agreement

	Exhibit C	Call Option Agreement

	Exhibit D	Shareholders’ Agreement

	Exhibit E	Unwind Agreement

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2003

T-MOBILE INTERNATIONAL AG & CO KG

By:	/s/ Uli Kühbacher
Name: Uli Kühbacher
Title: Holder of Power of Prokuration

By:	/s/ Wolfgang Kniese
Name: Wolfgang Kniese
Title: Holder of Power of Prokuration

DEUTSCHE TELEKOM AG

By:	/s/ Kevin Copp
Name: Kevin Copp
Title: Legal Counsel

By:	/s/ Martin-E. Auer
Name: Martin-E. Auer
Title: Legal Counsel